

June 8, 2012

<u>Via E-mail</u>
Ms. Maeve Carton
Finance Director
CRH Public Limited Company
Belgard Castle, Clondalkin
Dublin 22, Ireland

      **RE:    CRH Public Limited Company**
              **Form 20-F for the Year Ended December 31, 2011**
              **Filed March 28, 2012**
              **File No. 1-32846**

Dear Ms. Carton:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Rufus Decker

                     Rufus Decker
                     Accounting Branch Chief